Filed by Sesen Bio, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Sesen Bio, Inc.

Commission File No.: 001-36296

On January 19, 2023, CARISMA Therapeutics Inc. published the following post on Twitter:

NEW: Sesen Bio $SESN files definitive proxy statement and mails letter to stockholders in connection with our pending merger. The merger is expected to close in the first quarter of 2023, subject to approval by Sesen Bio's stockholders. Impt Info here: [LINK TO PRESS RELEASE]

On January 19, 2023, CARISMA Therapeutics Inc. published the following post on LinkedIn:

We are excited to share that Sesen Bio filed definitive proxy materials with the U.S. Securities and Exchange Commission in connection with our pending merger. The pending merger is expected to close in the first quarter of 2023, subject to approval by Sesen Bio’s stockholders and other customary closing conditions. Also announced is the launch of a website providing additional information for stockholders.

Important Information Here: [LINK TO PRESS RELEASE]

On January 19, 2023, Steven Kelly, President and Chief Executive Officer of CARISMA Therapeutics Inc., published the following post on LinkedIn:

Exciting update regarding [tag] Carisma’s pending merger with [tag] Sesen Bio. With the definitive proxy materials being filed and the launch of a new website for stockholders, we’re one step closer to completing the merger in the first quarter of 2023. Learn more here: [LINK TO PRESS RELEASE]